Exhibit 21.1

Pacific Ventures Group, Inc.

List of Subsidiaries

Name	State of Formation

Snöbar Holdings, Inc., a wholly owned subsidiary of Pacific Ventures Group, Inc.	Delaware

MAS Global Distributors, Inc., a majority (99.9%) owned subsidiary of Snöbar Holdings, Inc.	California

Royalty Foods, LLC, a wholly owned subsidiary of Pacific Ventures Group, Inc.	Nevada

International Production IMPEX Corp, a wholly owned subsidiary of Pacific Ventures Group Inc.	California

Royalty Foods Partners LLC, a Florida Limited Liability Corporation 90.1% owned by Pacific Ventures Group Inc.

Seaport Group Enterprises LLC, a California Limited Liability Corporation 90.1% owned by Pacific Ventures Group Inc.